SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of April 2010
Commission File Number: 000-51839
CHINA GRENTECH CORPORATION LIMITED
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
Tel: (86 755) 2663-8900
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .)
N/A

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2009 RESULTS

Unaudited Condensed Consolidated Balance Sheets

Unaudited Condensed Consolidated Statements of Operations

Unaudited Consolidated Cash Flow Information

SIGNATURES

2

This Form 6-K consists of:
The announcement of fourth quarter and fiscal year 2009 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on March 31, 2010.

3

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES
FOURTH QUARTER AND FISCAL YEAR 2009 RESULTS
2009 total revenue increased by 62.8%; 2009 gross profit increased by 62.4%
SHENZHEN, CHINA — March 31, 2010 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company”, or “GrenTech”), a leading China-based provider of radio frequency (“RF”) and wireless coverage products and services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2009.
Fourth Quarter 2009 Financial Highlights
•	Total revenue decreased by 2.9% year-over-year to RMB499.6 million (US$73.2 million).(1)
➢	Revenue from wireless coverage products and services decreased by 2.0% year-over-year to RMB389.7 million (US$57.1 million).

➢	Revenue from base station RF products decreased by 5.9% year-over-year to RMB109.9 million (US$16.1 million).
•	Gross profit increased by 9.7% year-over-year to RMB94.8 million (US$13.9 million).

•	Operating loss was RMB10.0 million (US$1.5 million), as compared to an operating loss of RMB91.5 million in the fourth quarter of 2008.

•	Net loss attributable to the equity shareholders of GrenTech was RMB7.1 million (US$1.0 million), compared to a net loss attributable to the equity shareholders of GrenTech of RMB79.4 million in the fourth quarter of 2008.

•	Diluted net loss per ADS(2) was RMB0.30 (US$0.04), compared to a diluted net loss per ADS of RMB3.28 in the fourth quarter of 2008.
Fiscal Year 2009 Highlights
•	Total revenue increased by 62.8% year-over-year to RMB1,602.9 million (US$234.8 million).
➢	Revenue from wireless coverage products and services increased by 56.7% year-over-year to RMB1,196.0 million (US$175.2 million).

➢	Revenue from base station RF products increased by 83.7% year-over-year to RMB407.0 million (US$59.6 million).
•	Gross profit increased by 62.4% year-over-year to RMB379.0 million (US$55.5 million).

•	Operating income was RMB60.4 million (US$8.8 million), compared to an operating loss of RMB130.1 million in 2008.

(1)	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. Dollars in effect on December 31, 2009 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was US$1.00=RMB6.8259. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on December 31, 2009.

(2)	Each ADS represents 25 of the Company’s ordinary shares.

•	Net income was RMB32.7 million (US$4.8 million), compared to net loss of RMB146.4 million in 2008.

•	Diluted income per ADS(2) was RMB1.35 (US$0.20), compared to diluted loss per ADS of RMB6.00 in 2008.
Mr. Yingjie Gao, Chairman and Chief Executive Officer of GrenTech, commented, “We are very pleased to have achieved the upper end of our expected guidance for fiscal year 2009, resulting in revenue growth of over 62%. Our team was able to drive rapid revenue growth across all of our business lines for the year, capitalizing on strong demand derived from the Chinese telecommunications operators’ committed investment programs. As the operators deploy their 3G networks and enhance their 2G networks, we have made significant progress in expanding the scale of all of our business lines and further solidifying our market leadership positions.
In addition to substantial top-line growth, a significant achievement in 2009 was the enhancement of our accounts receivable collection, which resulted in a reduction in accounts receivable days close to 40%. This has substantially improved our cash flow and working capital efficiency and further solidified our business fundamentals.
“Moving forward, we will continue to strive to enhance our leading position in the markets for wireless coverage and base station RF products, and to refine our business efficiency as we execute our growth plan and build sustainable shareholder value.”
Senior Management Transition
In order to further strengthen GrenTech’s management structure to support its fast growing business, the Company has realigned responsibilities of senior management. Ms. Rong Yu, Chief Financial Officer since 2005 will assume a more active role in investor relations. Mr. Qingchang Liu, Vice President, who was formerly responsible for investor relations and corporation finance, will assume the management of the RF business, with Mr. Qi Wang, Vice President, taking the leadership to drive GrenTech’s wireless coverage business.
Financial Analysis for the Fourth Quarter and Fiscal Year 2009
Revenues
Total revenues for the fourth quarter of 2009 decreased year-over-year by RMB14.9 million (US$2.2 million), or 2.9%, to RMB499.6 million (US$73.2 million), primarily due to particularly high revenue in the fourth quarter of 2008 as the Chinese telecommunication operators increased their spending after the completion of industry restructure. Beginning in early 2009, due to the issuance of 3G licenses by the PRC government, the seasonal revenue trends for GrenTech began to smooth; this decreased seasonality impact was also a factor in the year-over-year revenue decline. Revenues from wireless coverage products and services for the fourth quarter of 2009 decreased year-over-year by 2.0% to RMB389.7 million (US$57.1 million). For the fourth quarter of 2009, revenues from base station RF products decreased year-over-year by 5.9% to RMB109.9 million (US$16.1 million).
Total fiscal year 2009 revenue increased year-over-year by 62.8% to RMB1,602.9 million (US$234.8 million). This increase is primarily driven by the issuance of 3G licenses by the PRC government in 2009, which led to the three major Chinese telecommunication operators’ increased expenditure for large-scale network construction during the year. Revenues from wireless coverage products and services for fiscal year 2009 increased year-over-year by 56.7% to RMB1,196.0 million (US$175.2 million), primarily due to 3G network deployment, which increased customer demand, and the Company’s expansion of its product portfolio and services. For fiscal year 2009, revenues from base station RF products increased year-over-year by 83.7% to RMB407.0 million (US$59.6 million), due to 3G network construction projects, increased procurement demand from domestic base station manufacturers, and the Company’s successful bid wins from various original equipment manufacturers (“OEMs”), as well as increased demand from overseas customers.

	2008		2009
	Q4	FY	Q4		FY			Growth Rate %
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	US$’000	% of Revenue	Q4’09 YoY	FY09 YoY
Wireless Coverage Products & Service
China Mobile	171,523	390,266	108,092	15,836	390,902	57,267	24.4%	-37.0%	0.2%
China Unicom	136,180	244,455	142,361	20,856	518,246	75,923	32.3%	4.5%	112.0%
China Telecom	64,235	75,440	113,929	16,691	241,198	35,336	15.0%	77.4%	219.7%
China Netcom	—	5,105	—	—	—	—	—	—	—
Overseas	3,300	8,128	4,614	676	17,054	2,498	1.1%	39.8%	109.8%
Non-operators	22,431	39,697	20,705	3,033	28,574	4,186	1.8%	-7.7%	-28.0%
Subtotal	397,669	763,091	389,701	57,092	1,195,974	175,210	74.6%	-2.0%	56.7%
Radio Frequency Products
OEMs	116,780	221,566	109,883	16,097	406,969	59,622	25.4%	-5.9%	83.7%

Total	514,449	984,657	499,584	73,189	1,602,943	234,832	100.0%	-2.9%	62.8%
Cost of Revenues
Cost of revenues in the fourth quarter of 2009 decreased year-over-year by RMB23.3 million, or 5.4%, to RMB404.8 million (US$59.3 million), primarily due to the decline in total revenue and a reduced inventory written off.
Cost of revenues for fiscal year 2009 increased year-over-year by RMB472.6 million, or 62.9%, to RMB1,224.0 million (US$179.3 million), driven primarily by the expansion of the Company’s revenue base for fiscal year 2009.
Operating Expenses
Total operating expenses for the fourth quarter of 2009 decreased year-over-year by RMB71.5 million (US$10.5 million), or 40.2%, to RMB106.4 million (US$15.6 million).

For fiscal year 2009, total operating expenses decreased year-over-year by 11.4% to RMB321.9 million (US$47.2 million).
Research and development (“R&D”) expenses for the fourth quarter of 2009 decreased year-over-year by 18.9% to RMB17.5 million (US$2.6 million). As a percentage of total revenues, R&D expenses for the fourth quarter of 2009 decreased to 3.5% from 4.2% in the fourth quarter of 2008.
For fiscal year 2009, R&D expenses decreased year-over-year by 14.7% to RMB59.9 million (US$8.8 million). This decrease was mainly the result of a relatively stable pipeline of R&D projects in addition to enhanced R&D efficiency and effectiveness. As a percentage of revenues, R&D expenses for fiscal year 2009 decreased to 3.7% from 7.1% in the fiscal year 2008.
Sales and distribution expenses for the fourth quarter 2009 increased year-over-year by 13.6% to RMB58.9 million (US$8.6 million). As a percentage of revenues, sales and distribution expenses for the fourth quarter of 2009 increased to 11.8% from 10.1% in the fourth quarter of 2008.
For fiscal year 2009, sales and distribution expenses increased 30.3% year-over-year to RMB180.5 million (US$26.4 million). This increase was mainly due to increase in sales activities and distribution expenses driven by the increased sales volume. However, as percentage of revenues, sales and distribution expenses for fiscal year 2009 decreased to 11.3% from 14.1% in the fiscal year 2008.
General and administrative (“G&A”) expenses for the fourth quarter of 2009 decreased year-over-year by 60.9% to RMB30.0 million (US$4.4 million). As percentage of revenues, fourth quarter G&A expenses decreased to 6.0% in 2009 from 14.9% in 2008.
For the fiscal year 2009, G&A expenses decreased year-over-year by 35.8% to RMB81.5 million (US$11.9 million). This decrease was mainly due to a reduction in bad debt allowances. As percentage of revenues, G&A expenses decreased to 5.1% from 12.9% in the fiscal year 2008.
Other Income / Expense
Interest income for the fourth quarter of 2009 remained stable at RMB16.2 million (US$2.4 million), as compared to RMB16.5 million for the fourth quarter of 2008.
For fiscal year 2009, interest income increased year-over-year by 31.2% to RMB41.0 million (US$6.0 million). This increase in interest income is primarily related to long-term accounts receivable interest income.
Interest expense increased year-over-year by 10.2% to RMB13.5 million (US$2.0 million), primarily due to increased bank loan balances.

For fiscal year 2009, interest expense increased year-over-year by 3.5% to RMB56.8 million (US$8.3 million), primarily due to increased bank loan balances, the impact of which was partially offset by the decrease in average borrowing rate.
Foreign currency exchange gains were RMB0.2 million (US$0.02 million), compared to a gain of RMB0.5 million in the fourth quarter of 2008, primarily due to decreased foreign currency deposits.
For fiscal year 2009, the foreign currency exchange loss was RMB0.2 million (US$0.03 million), as compared to a loss of RMB10.4 million in 2008, primarily due to smaller foreign currency deposits and the relatively stable exchange rate between RMB to U.S. dollar in 2008.
Grant income for the fourth quarter of 2009 was RMB0.9 million (US$0.1 million), compared to RMB13.0 million for the fourth quarter of 2008.
For fiscal year 2009, grant income was RMB6.3 million (US$0.9 million), compared to RMB15.2 million for fiscal year 2008.
Earnings
Gross profit for the fourth quarter of 2009 increased year-over-year by RMB8.4 million, or 9.7%, to RMB94.8 million (US$13.9 million). Gross margin for the fourth quarter of 2009 was 19.0%, compared to a gross margin of 16.8% in the fourth quarter of 2008.
Gross profit for fiscal year 2009 increased year-over-year by RMB145.7 million, or 62.4%, to RMB379.0 million (US$55.5 million). Gross margin for fiscal year 2009 was 23.6%, compared to a gross margin of 23.7% for fiscal year 2008.
Operating loss for the fourth quarter of 2009 was RMB10.0 million (US$1.5 million), as compared to a fourth quarter 2008 operating loss of RMB91.5 million.
For fiscal year 2009, operating income was RMB60.4 million (US$8.8 million), as compared to an operating loss of RMB130.1 million for fiscal year 2008.
Net loss attributable to the equity shareholders of GrenTech was RMB7.1 million (US$1.0 million) in the fourth quarter of 2009, compared to a net loss attributable to the equity shareholders of GrenTech of RMB79.4 million for the fourth quarter of 2008.
For fiscal year 2009, net income attributable to the equity shareholders of GrenTech was RMB32.7 million (US$4.8 million), compared to a net loss for fiscal year 2008 of RMB146.4 million.
Diluted loss per ADS for the fourth quarter of 2009 was RMB0.30 (US$0.04), compared to a diluted loss per ADS of RMB3.28 for the fourth quarter of 2008.
Diluted earnings per ADS for fiscal year 2009 was RMB1.35 (US$0.20), compared to a diluted loss per ADS for fiscal year 2008 of RMB6.00.
Balance Sheet
Cash, cash equivalents and pledged time deposits were RMB572.5 million (US$83.9 million) as of December 31, 2009, an increase of 37.7% as compared to December 31, 2008, primarily attributable to cash generated from operations, especially enhanced accounts receivable collections.
Total accounts receivable including long-term accounts receivable as of December 31, 2009 was RMB1,344.3 million (US$196.9 million), an increase of 5.1% versus December 31, 2008, primarily due to increased revenue in fiscal 2009. However, total accounts receivable turnover days decreased to 291 days, as compared to 469 days as of December 31, 2008, primarily due to the adoption of business contracts with more stringent payment terms, as well as enhanced collection efforts. In addition, long-term accounts receivable balance as of December 31, 2009 was RMB452.2 million (US$66.2 million), a decline of 18.0% when compared to the balance as of December 31, 2008.
Inventories as of December 31, 2009 compared to December 31, 2008 increased by 48.1% to RMB771.2 million (US$113.0 million), primarily due to the increased revenue in fiscal year 2009. However, inventory turnover days decreased to 190 days, as compared to 255 inventory turnover days as of December 31, 2008, primarily due to improved supply chain management efficiency.
Business Outlook
Moving forward, GrenTech expects growth to continue in all of its product lines; however, GrenTech expects the growth trajectory to resume to normal in comparison to 2009. This is because that the completion of telecommunication industry restructure in the late 2008 and the 3G license issuances by the PRC government in early 2009 created an exceptional environment for the year, driving extraordinarily strong demand from all three telecommunications operators in China in 2009.
Wireless Coverage Products and Services
The Company believes that the following factors will help maintain growth momentum in 2010 :
•	GrenTech anticipates that China Mobile’s capital expenditure for wireless coverage infrastructure will continue to increase, enabling GrenTech to expand its wireless coverage service market share.

•	All three telecom operators plan to begin their centralized procurement bidding programs soon. During this process, the Company will leverage its advanced technical solutions, innovative product portfolio and nationwide service support in its effort to win bids that will contribute to future revenue growth.

•	GrenTech will continue its commitment to new product development, new business expansion, and full solution integration.
However, due to the exceptional first quarter 2009 performance, the first quarter 2010 revenues are expected to be normal, which is lower than the year-ago period.
Base Station RF Products
GrenTech believes that demand for its base station RF products will grow due to continued demand from key domestic base station manufacturers. The Company believes that the following factors throughout 2010 will continue to drive sustainable growth:
•	In its base station RF modules procurement bids in the first half of 2010, GrenTech has obtained a larger share of market value from one of the largest domestic base station manufacturers.

•	GrenTech has commenced strategic initiatives and efforts in developing RF products and solutions for telecommunication operators, in addition to the OEMs GrenTech is currently servicing.

•	GrenTech believes that demand for its base station RF products from overseas base station manufacturers will remain stable.
However, primarily due to the current delay of the telecommunication operators’ 3G network build-out compared to the first quarter of 2009, GrenTech expects that the revenue from RF products for the first quarter 2010 to be lower compared to a year-ago period.
Guidance for First Quarter 2010
Management estimates that revenue for the first quarter of 2010 will be in the range of RMB130 million to RMB160 million.
Conference Call and Webcast
GrenTech senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/ Hong Kong) on Thursday, April 1, 2010 to discuss the Company’s 2009 fourth quarter and full year financial results and the recent business activity. To access the live teleconference, please dial +1 617 213 8859 (US) or +1 866 831 6272 (International), with passcode GRENTECHCALL. Please dial in approximately 10 minutes before the scheduled time of the call.
A replay of the conference call will be available from 11:00 am (Eastern) on Thursday, April 1, 2010, by dialing +1 888 286 8010 (International callers use +1 617 801 6888) and entering passcode 72492863.
A live webcast of the conference call and replay will also be available on the investor relations page of GrenTech’s website at:

http://www.grentech.com.cn/en/Earnings_Announcements.asp.
About China GrenTech
GrenTech is a leading China-based provider of radio frequency (“RF”) and wireless coverage products and services. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to the global and domestic major base station manufacturers including Ericsson (China) Corporation Ltd, Nokia Siemens Network, Huawei Technologies and ZTE Corporation. For more information, please visit www.GrenTech.com.cn.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include the Company’s reliance on business relationships with the Chinese telecommunication operators and base station manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecommunication operators’ bidding policies or other factors; the risk that the telecommunication operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects; uncertainty as to the future demand for base station RF products by domestic or international base station manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates; risks associated with large accounts receivable, long collection periods and accounts receivable cycles and uncertainty as to whether new operator policies will improve such cycles in the long-term; fierce competition in the wireless communication industry; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contact:	Investor Relations (US):
Cat Zhang, Investor Relations Manager China GrenTech Corp Ltd. +86 755 2650 3007 investor@grentech.com.cn	Delia Cannan Taylor Rafferty +1 212 889 4350 GrenTech@Taylor-Rafferty.com

Investor Relations (HK): Ruby Yim	Media Contact: Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712 GrenTech@Taylor-Rafferty.com	+1 212 889 4350 GrenTech@Taylor-Rafferty.com
— FINANCIAL TABLES TO FOLLOW —

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2008 and December 31, 2009
(RMB and US$ expressed in thousands)

	December 31,2008	December 31,2009	December 31,2009
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	293,353	469,454	68,775
Pledged time deposits	122,368	103,035	15,095
Accounts receivable, net	728,260	892,149	130,701
Inventories	520,619	771,236	112,987
Other current assets	115,066	116,793	17,110

Total current assets	1,779,666	2,352,667	344,668
Long-term accounts receivable	551,210	452,191	66,246
Other non-current assets	508,094	532,489	78,010

Total assets	2,838,970	3,337,347	488,924

Liabilities
Current liabilities
Short-term bank loans	480,207	613,378	89,860
Other current liabilities	786,410	1,142,441	167,368

Total current liabilities	1,266,617	1,755,819	257,228
Long-term debt	130,000	110,000	16,115
Other non-current liabilities	4,752	4,679	686

Total liabilities	1,401,369	1,870,498	274,029
Total GrenTech’s shareholders equity	1,433,247	1,462,509	214,259
Non controlling interests	4,354	4,340	636

Total liabilities and equity	2,838,970	3,337,347	488,924

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(RMB and US$ expressed in thousands, except share and per share data)

	For Three Months Ended December 31,			For Year Ended December 31,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
Revenues	514,449	499,584	73,189	984,657	1,602,943	234,832
Cost of revenues	(428,096)	(404,827)	(59,307)	(751,367)	(1,223,973)	(179,313)

Gross profit	86,353	94,757	13,882	233,290	378,970	55,519
Other revenue	—	1,664	244	—	3,344	490
Operating expenses:
Research and development costs	(21,612)	(17,524)	(2,567)	(70,232)	(59,899)	(8,775)
Sales and distribution expenses	(51,859)	(58,906)	(8,630)	(138,524)	(180,525)	(26,447)
General and administrative expenses	(76,829)	(30,004)	(4,396)	(127,028)	(81,506)	(11,941)
Impairment of goodwill	(27,589)	—	—	(27,589)	—	—

Total operating expenses	(177,889)	(106,434)	(15,593)	(363,373)	(321,930)	(47,163)

Operating (loss) / income	(91,536)	(10,013)	(1,467)	(130,083)	60,384	8,846
Other income / (expense):
Interest income	16,539	16,240	2,379	31,257	40,997	6,006
Interest expense	(12,263)	(13,515)	(1,980)	(54,844)	(56,766)	(8,316)
Investment income	4,577	—	—	4,873	—	—
Foreign currency exchange gain /(loss)	489	162	24	(10,418)	(211)	(31)
Grant income	12,978	920	135	15,209	6,322	926

Total other expense	22,320	3,807	558	(13,923)	(9,658)	(1,415)

(Loss)/earnings before income tax	(69,216)	(6,206)	(909)	(144,006)	50,726	7,431
Income tax	(10,289)	(883)	(129)	(3,157)	(18,068)	(2,647)

Net (loss)/income	(79,505)	(7,089)	(1,038)	(147,163)	32,658	4,784
Less net loss attributable to non-controlling interests	141	14	2	796	14	2

Net (loss) /income attributable to the equity shareholders of GrenTech	(79,364)	(7,075)	(1,036)	(146,367)	32,672	4,786

(Loss) /earnings per share available to the equity shareholders of GrenTech:
— Basic	(0.13)	(0.01)	(0.002)	(0.24)	0.05	0.008

— Diluted	(0.13)	(0.01)	(0.002)	(0.24)	0.05	0.008

Weighted average number of ordinary shares outstanding:
— Basic	605,773,317	590,137,125	590,925,175	610,158,841	595,536,733	595,536,733

— Diluted	605,773,317	593,783,108	593,783,108	610,158,841	604,781,041	604,781,041

China GrenTech Corporation Limited and Subsidiaries
Unaudited Consolidated Cash Flow Information
For the Year ended December 31, 2008 and 2009
(RMB and US$ expressed in thousands)

	For Year Ended December 31,
	2008	2009	2009
	RMB	RMB	US$

Net cash provided by operating activities	5,056	90,731	13,292
Net cash provided by / (used in) investing activities	28,113	(45,338)	(6,642)
Net cash (used in) / provided by financing activities	(52,085)	130,919	19,180
Effect of exchange rate changes on cash	(4,509)	(211)	(31)

Net (decrease)/increase in cash and cash equivalents	(23,425)	176,101	25,799
Cash at beginning of the year	316,778	293,353	42,976

Cash at end of the year	293,353	469,454	68,775

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
China GrenTech Corporation Limited
/s/ Rong Yu
Name: Rong Yu
Title: Director and Chief Financial Officer
Date: April 2, 2010